December 13, 2013

VIA EDGAR AND EMAIL TRANSMISSION TO SIMPSONE@SEC.GOV

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Attention:	Ms. Linda Cvrkel, Branch Chief
Ms. Effie Simpson, Staff Accountant

Re:
Securities and Exchange Commission (“SEC”) Comment Letter dated December 10, 2013 regarding Heartland Express, Inc. Form 10-K for the fiscal year ended December 31, 2012 filed March 1, 2013, File No. 000-15087

Dear Ms. Cvrkel and Ms. Simpson:

The following is in response to the comments and requests we received from the staff of the Division of Corporation Finance (the "Staff") of the SEC, dated December 10, 2013, related to our 2012 Form 10-K. We have today electronically filed with the SEC this response to your letter. A courtesy copy of the filing has been forwarded to Ms. Simpson via email transmission at the email address listed above. For your convenience, we have included the text of the Staff's comments from the SEC comment letter in bold immediately followed by the Company's response.

Annual Report on Form 10-K for the year ended December 31, 2012
Contractual Obligations and Commercial Commitments, page 25

1.
We note that the amount of your obligations for unrecognized tax benefits as of December 31, 2012 as disclosed in the table on page 25 or $23.1 million does not agree to the amount reflected in the table in Note 4 on page F-15 of $15.7 million. Please reconcile and revise these disclosures.

Response: The unrecognized tax benefits included in the table in Note 4 on page F-15 of $15.7 million represents only the amount of income tax associated with unrecognized tax benefits as of December 31, 2012. Accrued penalties and interest are not included in this tabular presentation but are included in the narrative disclosures included in Note 4 on page F-14. The amount of obligations for unrecognized tax benefits as of December 31, 2012, as disclosed in the Contractual Obligations and Commercial Commitments table on page 25, or $23.1 million, is the same amount of income tax associated unrecognized tax benefits, or $15.7 million, and the associated accrued penalties and interest of $7.4 million disclosed in Note 4 on page F-15. The total estimated future cash payments includes unrecognized tax benefits plus associated accrued penalties and interest. Accrued penalties and interest is included in the narrative disclosures immediately following the Contractual Obligations and Commercial Commitments table included on page 25.

In future filings, the Company will expand the disclosure in the footnotes to the Company's Contractual Obligations and Commercial Commitments table. Footnote disclosure will include a reconciliation of the total unrecognized tax obligation and the amount of associated accrued penalties and interest included in the estimated future cash payment obligation for unrecognized tax benefits.

Quarterly Report on Form 10-Q for the Quarter ended September 30, 2013
Note 6. Property, Equipment and Depreciation, page 9

2. We note the disclosure in Note 6 which indicates that effective July 1, 2013, the Company adjusted its depreciation estimate for tractors to the 125% declining balance method from the 150% declining balance method to better reflect the estimated trade value of the tractors at the estimated trade date as well as better match the expense of tractor ownership with a tractors declining value over the estimated useful life of the asset. We also note that as a result of this change, operating income increased and depreciation expense increased by approximately $2.1 million during the three and nine months ended September 30, 2013. Please revise to also disclose the effect of this change in estimate on your earnings per share. Refer to the disclosure requirements outlined in ASC 250-10-4.

Response: To clarify the Staff's comment, as disclosed in Note 6, changing to the 125% declining balance method increased operating income and decreased depreciation expense for the three and nine months ended September 30, 2013. We considered the earnings per shares impact and the fact that there was no impact to the earnings per share trend and concluded it was immaterial to the three and nine months ended September 30, 2013. In future filings, the Company will expand the disclosure for this change in estimate to include the respective effect of the change in estimate on earnings per share in accordance with ASC 250-10-50-4.

Report on Form 8-K dated November 11, 2013

3.
We note from the disclosure in your report on Form 8-K dated November 11, 2013 that the Company entered into a stock purchase agreement on November 11, 2013 to acquire all of Gordon Trucking Inc.’s outstanding common stock for total consideration in the amount of $285 million. As the purchase price for this acquisition transaction represents approximately 60% of your total assets as of the end of your most recently completed year, it appears that audited financial statements and pro forma financial information are required to be provided for this entity pursuant to Rules 3-05 and 11-01 of Regulation S-X. Please confirm that you plan to provide the required financial statements and pro forma financial information in an amendment to your report on Form 8-K as required by Rule 3-05 are 11-01 of Regulation S-X.

Response: The Company does plan on filing the required financial statements and pro forma financial information in an amendment to our report on Form 8-K as required by Rule 3-05 and 11-01 of Regulation S-X within the required 71 calendar days after the initial Form 8-K relating to the business combination was required to be filed.

In connection with responding to the Staff's comments, the Company acknowledges that:

•The Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings;

•Staff comments, or changes to the Company's disclosures in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

•The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your assistance in the Company's compliance with applicable disclosure requirements and enhancing the overall disclosures in the Company's filings. Should you have any questions or comments regarding the Company's responses, please contact me by phone at (319) 626-3600 or by fax at (319) 626-3619.

Sincerely,

/s/ John P. Cosaert
John P. Cosaert
Chief Financial Officer

cc: Mr. Michael J. Gerdin
Mr. Jerry Borowick, KPMG LLP
Ms. Heidi Hornung-Scherr, Scudder Law Firm, P.C., L.L.O.